

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3628

November 23, 2009

Sandra Leung, Esq.
Senior Vice President,
General Counsel & Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

> **Re:** **Mead Johnson Nutrition Company**
> **Registration Statement on Form S-4**
> **Filed November 16, 2009**
> **File No. 333-163126**
>
> **Bristol-Myers Squibb Company**
> **Schedule TO-I**
> **Filed November 16, 2009**
> **File No. 005-36087**

Dear Ms. Leung:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

1. Please tell us what consideration was given to including Mead Johnson as a bidder. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. To the extent you determine not to add Mead

Johnson as an additional bidder, please provide your analysis in your response letter. To the extent that you add additional bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Item 10. Financial Statements, page 5

2. Please advise us as to why you have not included pro forma information for BMS or MJN. Refer to Item 1010(b) of Regulation M-A and Item 5 of Form S-4.

Form S-4

Questions and Answers About the Exchange Offer, page 1

Are there any conditions to BMS' obligation to complete the exchange offer, page 5

3. We note that the offer is conditioned on the distribution of at least 144.5 million shares of MJN common stock. Please note that if you waive a material offer condition, such as the minimum tender condition, five business days must remain in the offer and the offer document must be amended to disclose the change. Please confirm your understanding.

Proration; Odd-Lots, page 11

4. We note that the proration factor will be announced as promptly as practicable. Please revise, here and on pages 53, 54 and 61, to comply with Rule 14e-1(c) which requires the prompt payment or return of securities after expiration or termination of the offer.

Cautionary Statement Concerning Forward-Looking Statements, page 43

5. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. In addition, we note the reference in several 425 filings. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press release or other communications relating to this offer.

Withdrawal Rights, page 58

6.   We note that only two trading days will remain in the offer after the final exchange ratio is disclosed. Please revise to describe the effect on the timeframe and procedure for withdrawals during the last two trading days by non-DTC participants and those who hold shares through a broker or other institution.

                *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Porter Morrill, Attorney-Adviser, at (202) 551-3214 or me at (202) 551-3411 with any questions.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Ronald Cami, Esq.
        Cravath, Swaine & Moore LLP